Agrium Inc.

NUMBER
AGR1915287

SHARES
**************0**************
**************0**************
**************0**************

INCORPORATED UNDER THE CANADA BUSINESS CORPORATIONS ACT
CONSTITUÉE SOUS L'AUTORITÉ DE LA LOI SUR LES SOCIÉTÉS PAR ACTIONS (CANADA)

This certifies that | est le détenteur immatriculé de

* SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 ...

****SPECIMEN****

Is the registered holder of | Les présentes attestent que

* SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081 * 0* Agrium Inc. * SPECIMEN * AGR1915287 * CA0089161081

****ZERO****

ISIN: CA0089161081
CUSIP: 00891610 8

Fully paid and non-assessable Common Shares without nominal or par value of AGRIUM INC.

transferable only on the securities register of the Corporation by the holder hereof in person or by his duly authorized attorney upon the surrender of this certificate properly endorsed. This certificate shall not be valid until countersigned by a Transfer Agent and Registrar of the Corporation.

IN WITNESS WHEREOF the Corporation has caused this certificate to be signed by its duly authorized officers

Actions ordinaires sans valeur nominale ou au pair entièrement libérées et non susceptivles d'appels subséquents de AGRIUM INC.

transférables seulement dans le registre des valeurs mobilières de la Société par le porteur en personne ou par son fondé de pouvoir dûment autorisé sur remise de ce certificat régulièrement endorsé. Ce certificat n'est valide qu'après avoir été contresigné par an agent des transferts et agent chargé de la tenue des registres de la Société.

EN FOI DE QUOI la Société a fait signer le présent certificat par ses dirigeants dûment autorisés

Dated/Le: MAY 18, 2007

President & Chief Executive Officer
Président et chef de la direction

Senior Vice President, General Counsel & Corporate Secretary
Premier Vice-président, Conseil général et Secrétaire d'entreprise

Countersigned and Registered
CIBC MELLON TRUST COMPANY
Transfer Agent and Registrar

Contresigné et enregistré
COMPAGNIE TRUST CIBC MELLON
Agent des Transferts et Agent chargé de la tenue des registres

MELLON INVESTOR SERVICES, LLC
Co-Transfer Agent and Co-Registrar

MELLON INVESTOR SERVICES, LLC
Co-Agent des Transferts et Co-Agent chargé de la tenue des registres

SPECIMEN

By/Par:____________________
Authorized Signature/Signature autoriseé

This certificate is transferable in Calgary, Vancouver, Toronto, Montreal, Halifax and New Jersey

Ce certicat est transférable a Calgary, Vancouver, Toronto, Montreal, Halifax et New Jersey

SECURITY INSTRUCTIONS ON REVERSE | VOIR LES INSTRUCTIONS DE SÉCURITÉ AU VERSO

Printed by DATA BUSINESS FORMS

1915287

For value received, the undersigned hereby sell(s), assign(s) and transfer(s) unto

____

(**Print** name(s) of person(s) to whom the securities are being transferred and the address for the register)

____

____ shares

(number of shares if blank, deemed to be all)

of the Company represented by this certificate, and hereby irrevocably constitutes and appoints ____________________ the attorney of the undersigned to transfer the said securities with full power of substitution in this matter:

Dated ______________

Signature Guarantee(s)*
(the transfer cannot be processed without acceptable guarantees of all signatures)

Transferor(s) Signature(s)*

____

____

____

* For transfers signed by the registered holder(s), their signature(s) must correspond with the name(s) on the certificate in every particular, without any changes.
In addition, every signature must be **Signature Guaranteed** by a Canadian Schedule 1 chartered bank, a major trust company in Canada, or a member of one of the recognized medallion programs - Securities Transfer Agents Medallion Program (STAMP), Stock Exchanges Medallion Program (SEMP) or New York Stock Exchange, Inc. Medallion Signature Program (MSP).

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Amended and Restated Shareholder Rights Plan Agreement, dated as of May 9, 2007, as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement"), between Agrium Inc. (the "Corporation") and CIBC Mellon Trust Company as Rights Agent, the terms of which are hereby incorporated herein by refer ence and a copy of which is on file at the registered office of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transfree thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable, after the receipt of a written request thereof.

SECURITY INSTRUCTIONS - INSTRUCTIONS DE SÉCURITÉ

THIS IS WATERMARKED PAPER, DO NOT ACCEPT WITHOUT NOTING WATERMARK. HOLD TO LIGHT TO VERIFY WATERMARK.

PAPIER FILIGRANÉ, NE PAS ACCEPTER SANS VÉRIFIER LA PRÉSENCE DU FILIGRANE. POUR CE FAIRE, PLACER À LA LUMIÈRE.